Standard Template for WeFunder – April 2022

Subject: Emission Free Generators, Inc.

Dear [NAME],

I hope all is well.

I'm writing to let you know that my partners and I are launching a Community Funding Round for an exciting new start-up called *"Emission Free Generators, Inc.,"* or EFG. This means we're letting our biggest supporters, trusted friends, and family become investors in a company that plans to launch the world's first emission-free portable generators.

Company founder Mark Collins and I, and the entire EFG team, are excited about our innovative, patent-protected technology and the enthusiastic feedback we've received in a consumer study conducted by the internationally recognized market research firm, IPSOS. Based on EFG's technology, we've mapped out a full product pipeline covering indoor, outdoor, marine, and even Electric Vehicle range extension consumer use cases.

We're conducting this Community Round on *WeFunder.com*, a crowdfunding platform, to allow friends and family like you to participate in this journey with us and benefit from the company's success. On behalf of the EFG team, we would be honored to have you on board as an investor.

You can read more about EFG, Inc., the terms of the offering, and reserve a spot to be an investor here: https://wefunder.com/emissionfreegenerators

Feel free to contact me with any questions, and thanks in advance for giving this opportunity a close look.

Tom Buday

Co-CEO

EFG, Inc.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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